# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: James River Group Holdings, Inc., CIK 0001620459
CUSIP: 46990A102
Title of class of securities: Common Stock, par value $0.0002 per share
Address of issuer's principal executive offices: 1414 Raleigh Road, Suite 405, Chapel Hill, North Carolina (NC), 27517
Date of event which requires filing of this statement: 05/14/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001565854
Persons authorized to receive notices and communications: Jelena Napolitano, 9 West 57th Street, 33rd Floor, New York, New York (NY), 10019, 212-710-4311

## Reporting persons
- Zimmer Partners, LP (CIK 0001565854): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,623,685; sole dispositive power 0; shared dispositive power 4,623,685; aggregate amount beneficially owned 4,623,685 (10% of the class)
- Zimmer Financial Services Group LLC (CIK 0001864851): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,623,685; sole dispositive power 0; shared dispositive power 4,623,685; aggregate amount beneficially owned 4,623,685 (10% of the class)
- Zimmer Partners GP, LLC (CIK 0001864610): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,623,685; sole dispositive power 0; shared dispositive power 4,623,685; aggregate amount beneficially owned 4,623,685 (10% of the class)
- Stuart J. Zimmer (CIK 0001858477): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,623,685; sole dispositive power 0; shared dispositive power 4,623,685; aggregate amount beneficially owned 4,623,685 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0002 per share
Name of issuer: James River Group Holdings, Inc.
Address of issuer's principal executive offices: 1414 Raleigh Road, Suite 405, Chapel Hill, North Carolina (NC), 27517
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Zimmer Partners, LP, a Delaware limited partnership (the "Investment Manager"), Zimmer Financial Services Group LLC, a Delaware limited liability company ("ZFSG"), Zimmer Partners GP, LLC, a Delaware limited liability company (the "GP"), and Stuart J. Zimmer, a United States citizen (together with the Investment Manager, ZFSG and the GP, each, a "Reporting Person" and, collectively, the "Reporting Persons").
Residence or business address:
The address of the principal business office of each of the Reporting Persons is
c/o Zimmer Partners, LP
9 West 57th Street, 33rd Floor
New York, NY 10019.
Present principal occupation or employment: The principal business of ZFSG is acting as the sole member of the GP and other affiliates. Stuart J. Zimmer, a revocable trust for his benefit, and an irrevocable trust for his immediate family are the sole members of ZFSG. Stuart J. Zimmer's principal business is acting as the Chief Executive Officer of the Investment Manager and ZFSG. The principal business of the GP is acting as the general partner of the Investment Manager. The principal business of the Investment Manager is serving as an investment manager to certain private investment funds and managed accounts, including Zimmer Master Infrastructure Fund, LP and ZP Master MidCap Fund, Ltd., (together, the "Zimmer Accounts"). Jelena Napolitano is the General Counsel of the Investment Manager and Chief Legal Officer of ZFSG, and Neil Adler (together with Ms. Napolitano, the "Specified Officers") is the Chief Financial Officer of the Investment Manager and ZFSG. Except as disclosed herein, none of the Specified Officers beneficially owns any securities of the Issuer (as defined below).
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor any of the Specified Officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor any of the Specified Officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information in Item 2(a) above is incorporated herein by reference. Each of the Specified Officers is a United States Citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used the working capital of the Zimmer Accounts to purchase the 4,623,685 shares of common stock, par value $0.0002 (the "Common Stock") of James River Group Holdings, Inc. (the "Issuer") reported herein. The total purchase price for such shares of Common Stock reported herein was approximately $22,405,043.83.

The Reporting Persons have effected, and may in the future effect, purchases of securities through margin accounts maintained for the Zimmer Accounts with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the position in the shares of Common Stock of the Issuer for the account of the Zimmer Accounts in the belief that the shares of Common Stock were undervalued and represented an attractive investment opportunity. The Reporting Persons have begun to discuss or may in the future discuss with management of the Issuer, members of the Issuer's Board of Directors (the "Board") and other stockholders of the Issuer, among other things, strategic changes with respect to the Issuer or its subsidiaries, elimination of the common dividend and suspension of the preferred dividend, use of excess cash to pay down debt, a potential private placement of equity securities, other changes to the Issuer's operations and reduction of expenses, offerings of securities and proposing or responding to a potential strategic transaction.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board or management, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate, including changing its intent with respect to the above. The Reporting Persons may, subject to regulatory approvals: (i) acquire additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into shares of Common Stock, or are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, "Securities") in the open market, in a private placement, or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; (iii) engage in any hedging or similar transactions with respect to the Securities; or (iv) propose or consider one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 4,623,685 shares of Common Stock of the Issuer, which represents approximately 9.9999987% of the shares of Common Stock outstanding, based on 46,236,856 shares of Common Stock outstanding as of May 4, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026. The shares of Common Stock reported herein are directly held by the Zimmer Accounts. Each Reporting Person may be deemed to beneficially own the shares of Common Stock directly held by the Zimmer Accounts due to their relationships with the Zimmer Accounts as described above in Item 2(a). Such information regarding the relationships among the Reporting Persons in Item 2(a) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages of this Schedule 13D for each of the Reporting Persons are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Transactions by the Reporting Persons (on behalf of the Zimmer Accounts) effected during the past 60 days are set forth in Exhibit 99.2 and such information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

99.2 Transactions Effected by the Reporting Person (on Behalf of the Zimmer Accounts) During the Past 60 Days.

## Signatures
- Zimmer Partners, LP: /s/ Jelena Napolitano, Jelena Napolitano / Authorized Person (05/15/2026)
- Zimmer Financial Services Group LLC: /s/ Stuart J. Zimmer, Stuart J. Zimmer / Director (05/15/2026)
- Zimmer Partners GP, LLC: /s/ Stuart J. Zimmer, Stuart J. Zimmer / Director, Zimmer Financial Services Group LLC (05/15/2026)
- Stuart J. Zimmer: /s/ Stuart J. Zimmer, Stuart J. Zimmer / Self (05/15/2026)